Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports 9th Consecutive Year of Production Growth in 2013
and Sets New Quarterly Production Record in 4th Quarter, 2013
______________________________________________________________________________

Vancouver, Canada – January 9, 2014 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) achieved its ninth consecutive year of production growth in 2013, reporting record production of 6,813,068 ounces (oz) silver and 75,578 oz gold.  The Company also set a new record for quarterly silver and gold production in the Fourth Quarter, 2013 from the Company’s three operating silver mines in Mexico: the Guanaceví Mine in Durango State and the Bolañitos and El Cubo Mines in Guanajuato State.

Silver production in the Fourth Quarter, 2013 was up 56% to 1,931,717 oz and gold production was up 37% to 17,686 oz compared to the Fourth Quarter, 2012.  Revenue was up 2% to approximately US$67.9 million as a result of the increased precious metals production, offset by lower metal prices.

Silver production in 2013 was up 52% to 6,813,069 oz and gold production was up 95% to 75,578 oz compared to 2012.  Revenue was up 33% to approximately US$276.8 million in 2013 as a result of the increased precious metals production, again offset by lower metal prices.

Production Highlights for Fiscal 2013 (Compared to Fiscal 2012)

• Silver production increased 52% to 6,813,069 oz
• Gold production jumped 95% to 75,578 oz
• Silver equivalent production escalated 67% to 11.3 million oz (at a 60:1 silver: gold ratio)
• Revenue rose 33% to an estimated $276.8 million on 7,151,963 silver oz and 81,119 gold oz sold
• Realized silver price fell 25% to $23.10 per oz sold
• Realized gold price fell 18% to $1,375 per oz sold
• Bullion inventory at year-end included 51,000 oz silver and 198 oz gold
• Concentrate inventory available for sale at year-end was nil

Production Highlights for Fourth Quarter, 2013 (Compared to Fourth Quarter, 2012)

• Silver production increased 56% to 1,931,717 oz
• Gold production jumped 37% to 17,686 oz
• Silver equivalent production escalated 49% to 3.0 million oz (at a 60:1 silver: gold ratio)
• Revenue rose 2% to an estimated $67.9 million on 2,155,326 silver oz and 18,960 gold oz sold
• Realized silver price fell 38% to $20.52 per oz sold
• Realized gold price fell 28% to $1,246 per oz sold
• Plant throughputs, ore grades and metal recoveries were higher at all three mines
• Bullion and concentrate inventories were sold to avoid the new mining taxes effective at year-end

Bradford Cooke, CEO and Director, commented, “Endeavour’s mining operations delivered another exceptional year in 2013, significantly outperforming our production guidance which we revised upwards in September.  Each of the three mines contributed above their mine plans for the year, with higher plant throughputs, ore grades and metal recoveries across the board. The Bolañitos mine in particular deserves special mention for delivering more than one million oz silver above plan in 2013.”

“Last year was a challenging one for the mining industry given the sharp sell-off in precious metals prices, and especially so for Endeavour as we launched a major mine and plant reconstruction program at El Cubo, which we completed on time and under budget. We needed to enhance our cash flow to cover our planned expenditures and we were successful notwithstanding the lower metals prices.”

“Management continues to focus on improving cash-flows by reducing costs and increasing productivity where possible to offset the still declining precious metals prices, especially at El Cubo.  I would like to thank all of our managers, employees and contractors for their valuable contributions in helping the Company navigate these difficult times.”

Three Months Ended Dec. 31				Year Ended Dec. 31
2013	2012	% Change	Q4 2013 Highlights	2013	2012	% Change
			Production
1,931,717	1,235,026	56%	Silver ounces produced	6,813,069	4,485,476	52%
17,686	12,917	37%	Gold ounces produced	75,578	38,687	95%
1,855,108	1,222,705	52%	Payable silver ounces produced	6,593,805	4,440,619	48%
16,612	12,800	30%	Payable gold ounces produced	72,562	38,311	89%
2,992,877	2,010,046	49%	Silver equivalent ounces produced(1)	11,347,749	6,806,696	67%

67.9	66.7	2%	Revenue ($ millions)(2)	276.8	208.1	33%
2,155,326	1,345,832	60%	Silver ounces sold	7,151,963	4,815,073	49%
18,960	13,037	45%	Gold ounces sold	81,119	35,167	131%
20.52	32.87	-38%	Realized silver price per ounce	23.10	30.99	-25%
1,246	1,725	-28%	Realized gold price per ounce	1,375	1,674	-18%

(1) Silver equivalent ounces calculated using 60:1 ratio
(2)  Revenue from the sale of concentrates is subject to adjustments upon final settlement.  Concentrate sales are subject to mark-to-market accounting treatments resulting in quarterly closing prices used for a significant portion of metal sales. Reported revenue and realized prices include adjustments to prior quarter sales on final settlement.

Fourth Quarter Production Data
Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanacevi	121,008	1,315	272	0.69	81.5%	85.2%	861,495	2,275
Bolañitos (2)	159,294	1,731	152	2.61	89.7%	75.9%	698,098	10,142
El Cubo	99,178	1,078	118	1.77	98.9%	93.4%	372,124	5,269
Consolidated	379,480	4,125	181	1.78	87.3%	81.6%	1,931,717	17,686

(1) gpt = grams per tonnes
(2) Includes 16,813 tonnes (183 tpd) processed at El Cubo

2013	Production Data
Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanacevi	435,922	1,194	253	0.60	78.2%	80.7%	2,772,227	6,784
Bolañitos (3)	710,708	1,947	149	2.63	84.6%	86.0%	2,881,816	51,652
El Cubo	391,354	1,072	107	1.57	86.1%	86.8%	1,159,026	17,142
Consolidated	1,537,984	4,214	168	1.78	82.1%	85.6%	6,813,069	75,578

(1)	gpt = grams per tonnes
(3)	Includes 150,526 tonnes (412 tpd) processed at El Cubo

At Guanaceví, the plant operated well above plan in the Fourth Quarter, 2013, processing over 1,300 tonnes per day (tpd) at higher than planned grades and recoveries. As a result, Guanaceví achieved record silver production in the Fourth Quarter, 2013 and reported its highest ever annual production.  Throughput, grades and recoveries are expected to pull back closer to plan over the long term.

At Bolañitos, mine output was reduced in November, 2013 to the 1,600 tpd capacity of the plant and grades and recoveries continued to exceed plan. As a result, Bolañitos also set both quarterly and annual production records in the Fourth Quarter, 2013. No excess mine output is planned from Bolañitos near term to fill the El Cubo plant to capacity, as the focus is now on expanding the El Cubo mine output.

At El Cubo, the operational changes implemented over the past year have gained traction and now appear to be sustainable.  Production grades continue to trend higher as the operation reduces dilution and eliminates production from uneconomic stopes.   Although no new material was fed into the El Cubo leach circuit during the Fourth Quarter, the plant continued to recover ounces from residual material in the circuit, resulting in ~10% higher recoveries than expected.

About Endeavour Silver – Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2014 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.